                            OppenheimerFunds, Inc.
                          Two World Financial Center
                        225 Liberty Street, 11th Floor
                        New York, New York 10281-1008

April 25, 2006

Via Electronic Transmission
Mr. Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:  OFI Tremont Core Strategies Hedge Fund
     Schedule TO - Tender Offer Statement Under Section 14(d)(1)
     or 13(e)(1) of the Securities Exchange Act of 1934
     File No. 005-79312

Dear Mr. Greene:

      Pursuant to our telephone conversation February 6, 2006, this letter is in response to your comments on the Schedule TO regarding the tender offer
(the "Tender Offer Documents") by OFI Tremont Core Strategies Hedge Fund (the
"Fund") filed with the Commission on January 31, 2006.  For your convenience, we have included each of your comments in italics, followed by our response.
The captions used below correspond to the captions used in the Tender Offer
Documents, and defined terms have the meanings defined therein.

1.  Summary Term Sheet.  The Fund's payment of the purchase price for
Interests must comply with Rule 13e-4(f)(10).

We believe the Fund's terms for the payment of the purchase price for Shares conform with the requirements for this type of specialized registered investment company and have been structured to satisfy the referenced provision.  To further clarify the Fund's policies and procedures in this area we have revised the relevant disclosure.  We have also revised this disclosure in paragraph five under the Formal Notice of Offer.

2. Summary Term Sheet. Revise the disclosure in the 6th bullet point by moving the parenthetical to after the word,"$500,000."  Also, please provide an explanation of the term "Incentive Fee."

We have revised the disclosure as requested.

                    **************************************

We acknowledge that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed during our February 6th telephone call, we will include the changes to the Schedule TO documents for the Fund's next tender offer.
Please direct any questions you may have regarding the filings or this letter to the undersigned at 212-323-0560 or to Nancy S. Vann, Esq. at 212-323-5089.

                                          Sincerely,

                                          /s/ Lisa I. Bloomberg
                                          ---------------------
                                          Lisa I. Bloomberg
                                          Vice President and Associate Counsel

cc:   Ronald M. Feiman, Esq.
      Phillip S. Gillespie, Esq.
      Gloria LaFond
      Brian Petersen
      Nancy S. Vann, Esq.
      Brian Wixted
      Robert Zack, Esq.
      Taylor V. Edwards, Esq.